UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 16)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	Name of Reporting Person AB Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization NEW JERSEY

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 224,855
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 224,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.62%
14	Type of Reporting Person PN

1	Name of Reporting Person AB Value Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 460,189*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.40%
14	Type of Reporting Person OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	Name of Reporting Person Andrew Berger
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,658
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 17,658
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 477,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.69%
14	Type of Reporting Person IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

The following constitutes amendment number 16 to the Schedule 13D filed by the undersigned (“Amendment No. 16”). This Amendment No. 16 amends the Schedule 13D, as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the 2022 Cooperation Agreement, as defined and described in Item 4 below, that certain Joint Filing and Solicitation Agreement, dated May 27, 2022, as amended on July 1, 2022 and July 20, 2022 was terminated. Accordingly, the Reporting Persons are no longer members of a Section 13(d) group with Bradley L. Radoff or Mary Bradley. The Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. The Reporting Persons have entered into a Joint Filing and Solicitation Agreement, as further described in Item 6 below.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 13, 2022, Mr. Radoff, AB Value Partners and AB Value Management (collectively, the “AB Value-Radoff Group”) entered into a cooperation agreement (the “2022 Cooperation Agreement”) with the Issuer. Pursuant to the 2022 Cooperation Agreement, the Issuer agreed, among other things, to appoint Ms. Bradley (the “Designated Director”) to the Board immediately following the conclusion of the 2022 Annual Meeting with a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Issuer further agreed to re-nominate the Designated Director for election at the 2023 Annual Meeting.

Pursuant to the 2022 Cooperation Agreement, the AB Value-Radoff Group has certain customary replacement rights during the Standstill Period (as defined below) in the event the Designated Director is unable to serve on the Board for any reason, including but not limited to death, disability or physical incapacity, or if the Board determines, in the good faith exercise of the directors’ fiduciary duties, to not re-nominate such person for election at the 2023 Annual Meeting.

Pursuant to the 2022 Cooperation Agreement, the AB Value-Radoff Group irrevocably withdrew its nomination notice in connection with the 2022 Annual Meeting and is subject to certain standstill restrictions from the date of the 2022 Cooperation Agreement until 45 days prior to the beginning of the Issuer’s advance notice period for the nomination of directors at the 2024 annual meeting of stockholders (the “Standstill Period”). During the Standstill Period, members of the AB Value-Radoff Group also agreed to vote their Shares in accordance with the Board’s recommendations with respect to each matter to be voted on at any meetings of stockholders, subject to certain exceptions. During the Standstill Period, AB Value Partners and AB Value Management agreed not to acquire an aggregate beneficial ownership of more than 8.7% of the outstanding Shares. Pursuant to the 2022 Cooperation Agreement, the Issuer agreed to reimburse the AB Value-Radoff Group up to $600,000 in the aggregate for its expenses. The 2022 Cooperation Agreement will remain in effect until the date that is the earliest of (i) the end of the Standstill Period and (ii) five days after a party that has Materially Breached (as defined in the 2022 Cooperation Agreement) the 2022 Cooperation Agreement receives notice from the non-breaching party providing notice of termination of the 2022 Cooperation Agreement.

On August 14, 2022, counsel to Ms. Bradley notified counsel to the AB Value-Radoff Group via email that Ms. Bradley will no longer be able to serve on the Board, and provided a letter to the same effect on August 15, 2022. Accordingly, the AB Value-Radoff Group intends to identify a replacement director pursuant to the terms of the 2022 Cooperation Agreement as soon as practicable. Notwithstanding the clear and unambiguous terms of the 2022 Cooperation Agreement to the contrary, the Issuer’s counsel has taken the position, purportedly on behalf of the Board, that the 2022 Cooperation Agreement is null and void due to Ms. Bradley’s inability to serve on the Board for personal reasons. The AB Value-Radoff Group maintains that the 2022 Cooperation Agreement is fully enforceable pursuant to its terms and intends to take all steps necessary to enforce the 2022 Cooperation Agreement.

The foregoing description of 2022 Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the 2022 Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 13, 2022, the AB Value-Radoff Group and the Issuer entered into the 2022 Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On August 16, 2022, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement by and among AB Value Partners, LP, AB Value Management LLC, Bradley L. Radoff and Rocky Mountain Chocolate Factory Inc., dated August 13, 2022.

99.2	Joint Filing and Solicitation Agreement, dated August 16, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2022

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger